Exhibit 3.1

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BYLAWS
OF
ACCELERON PHARMA INC.
Section 1.9 of the Amended and Restated Bylaws of Acceleron Pharma Inc. is hereby deleted in its entirety and replaced with the following:
“Section 1.9  Voting.
Except as otherwise required by the rules or regulations of any stock exchange applicable to the Corporation or pursuant to any law or regulation applicable to the Corporation or by the Certificate of Incorporation or these bylaws, all matters other than the election of directors shall be determined by a majority of the votes cast on the matter affirmatively or negatively.  When a quorum is present at any meeting of stockholders, a nominee for director shall be elected to the Board of Directors if the votes properly cast for such nominee’s election exceed the votes properly cast against such nominee’s election (with “abstentions” and “broker nonvotes “ not counted as votes cast either “for” or “against” any Director’s election); provided, however, that directors shall be elected by a plurality of the votes properly cast at any meeting of stockholders at which there is a contested election of directors. An election shall be considered contested if as of the record date of any meeting of stockholders there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.”

Approved on September 9, 2016